UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 5, 2016

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                      Form 40-F  o

This Form 6-K consists of the media release of UBS Group AG which appears immediately following this page.

UBS

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

5 April 2016

News Release

UBS publishes agenda for the Annual General Meeting of UBS Group AG on 10 May 2016

Robert W. Scully and Dieter Wemmer proposed for election to the Board of Directors at the Annual General Meeting.

Zurich, 5 April 2016 – The Board of Directors of UBS Group AG is proposing Robert W. Scully and Dieter Wemmer for election as new members of the Board of Directors for a one-year term. Robert W. Scully (1950) served as a Member of the Office of the Chairman of Morgan Stanley from 2007 to 2009 and was its Co-President from 2006 to 2007, having worked for the bank in various leadership roles since 1996. Before joining Morgan Stanley, he held a number of management positions at Lehman Brothers, Scully Brothers Foss & Wight and Salomon Brothers. Robert W. Scully has a bachelor’s degree in psychology from Princeton University and holds an MBA from Harvard University. He is on the boards of Chubb Limited, Zoetis Inc. and KKR & Co LP and is a member of the Board of Governors of the Financial Industry Regulatory Authority (FINRA).

Dieter Wemmer (1957) joined Allianz SE in 2012 and has been serving as Chief Financial Officer (CFO) since January 2013. He previously spent over 25 years at Zurich Insurance Group, where he held various management roles, most recently as CFO. Dieter Wemmer holds a master’s degree and doctorate in mathematics from the University of Cologne. He serves on the boards of Allianz Asset Management AG and Allianz Investment Management SE. In addition, he is a member of the CFO Forum, chairman of the Economic & Finance Committee of Insurance Europe and a member of the Berlin Center of Corporate Governance.

Chairman of the UBS Board of Directors Axel Weber: “I am delighted to announce the nomination of Robert W. Scully and Dieter Wemmer for election to the Board of Directors. We are convinced they have the specialist knowledge required to strengthen the UBS Board of Directors and – subject to their election – will provide invaluable skills, experience and expertise.”

Chairman Axel Weber and the other members of the Board of Directors will stand for re-election for a further one-year term.

Dividend proposal

The UBS Group AG Board of Directors intends to propose to shareholders an ordinary dividend of CHF 0.60 per share for the financial year 2015, an increase of 20% compared with the previous year. In addition, the Board of Directors will propose a special dividend distribution of CHF 0.25 per share, reflecting a significant net upward revaluation of deferred tax assets in 2015.

Proposals for compensation of the Board of Directors and the Group Executive Board

At the Annual General Meeting (AGM) 2016, shareholders will be asked to vote on the variable compensation for the Group Executive Board for 2015, the fixed compensation for the Group Executive Board for 2017 and the compensation for the Board of Directors for the period from the AGM 2016 to the AGM 2017.

As in previous years, there will also be an advisory vote by shareholders on the current compensation report, which outlines UBS’s compensation strategy and principles, governance and practice.

The advisory vote and the binding votes on compensation provide the Board of Directors with valuable feedback on the firm’s compensation policy and reflect its commitment to transparent say-on-pay for shareholders.

Agenda for the Annual General Meeting 2016 of UBS Group AG

1.   Management report, UBS Group AG consolidated and standalone financial statements for the financial year 2015

1.1. Approval of management report and UBS Group AG consolidated and standalone financial statements

1.2. Advisory vote on the UBS Group AG Compensation Report 2015

2.   Appropriation of retained earnings and dividend distribution

2.1. Appropriation of retained earnings and distribution of ordinary dividend out of capital contribution reserve

2.2. Special dividend distribution out of capital contribution reserve

3.   Discharge of the members of the Board of Directors and the Group Executive Board for

the financial year 2015

4.   Approval of the aggregate amount of variable compensation for the members of the Group Executive Board for the financial year 2015

5.   Approval of the maximum aggregate amount of fixed compensation for the members of the Group Executive Board for the financial year 2017

6.   Elections

6.1. Re-election of members of the Board of Directors

6.1.1.     Axel A. Weber as Chairman of the Board of Directors

6.1.2.     Michel Demaré

6.1.3.     David Sidwell

6.1.4.     Reto Francioni

6.1.5.     Ann F. Godbehere

6.1.6.     William G. Parrett

6.1.7.     Isabelle Romy

6.1.8.     Beatrice Weder di Mauro

6.1.9.     Joseph Yam

6.2. Election of new members to the Board of Directors

6.2.1.     Robert W. Scully

6.2.2.     Dieter Wemmer

6.3. Election of the members of the Compensation Committee

6.3.1.     Ann F. Godbehere

6.3.2.     Michel Demaré

6.3.3.     Reto Francioni

6.3.4.     William G. Parrett

7.   Approval of the maximum aggregate amount of compensation for the members of the

Board of Directors from the Annual General Meeting 2016 to the Annual General

Meeting 2017

8.   Re-elections

8.1. Re-election of the independent proxy, ADB Altorfer Duss & Beilstein AG, Zurich

8.2. Re-election of the auditors, Ernst & Young Ltd, Basel

The invitation to the AGM as well as explanatory information on individual agenda items is available on the UBS website via the following link: www.ubs.com/agm. Voting results will also be uploaded to the website during the AGM.

The UBS Group AG AGM will take place at the Messe Basel on 10 May 2016 and begins at 10:30 a.m.

Participation by media representatives

Representatives of the media may register to attend the UBS Group AG AGM by returning the invitation on page 4 by 29 April 2016 at the latest.

UBS Group AG

Investor contact

Switzerland:      +41-44-234 41 00

Media contact

Switzerland:      +41-44-234 85 00

UK:       +44-207-567 47 14

Americas:          +1-212-882 58 57

APAC:             +852-297-1 82 00

www.ubs.com

To representatives of the media

5 April 2016

Invitation to the UBS Group AG Annual General Meeting

Dear Sir or Madam

You are invited to attend the UBS Group AG AGM, which will take place at 10:30 a.m. on 10 May 2016 at the Messe Basel, Messeplatz, Halle 1.0 Nord in Basel. Doors will open at 9:30 a.m.

For organizational reasons, you are required to register by 29 April 2016 at the latest. If you wish to attend please provide us with the information below by e-mail (mediarelations@ubs.com). Once your registration has been received, we will send you a confirmation that should be presented at the AGM entrance.

If you have any questions, please contact Sandra Benedetti or Eveline Mueller-Eichenberger

(+41-44-234 85 00).

Last name/first name:  _________________________________________________

Organization:              _________________________________________________

Address:                      _________________________________________________

Telephone:                   _________________________________________________

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UBS Group AG

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Sarah M. Starkweather__

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Sarah M. Starkweather__

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  April 5, 2016